As filed with the Securities and Exchange Commission on April __, 1999

                                                  Registration No. 333-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                         AMERICA FIRST ASSOCIATES CORP.
                 (Name of Small Business Issuer in Its Charter)

        Delaware                         6211                     11-324688
------------------------     ----------------------------     -----------------
(State of Incorporation)     (Primary standard industrial      I.R.S. employer
                                  classification code)        Identification No.

                          415 Madison Avenue, 3rd Floor
                            New York, New York 10017
                                 (212) 644-8520
          (Address and Telephone Number of Principal Executive Offices)

                    Joseph Ricupero, Chief Executive Officer
                          415 Madison Avenue, 3rd Floor
                            New York, New York 10017
                                 (212) 644-8520

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If any of the securities being registered on this Form SB-2 are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [x]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of a prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                        Maximum                Maximum              Amount of
     Title of Each Class          Amount Being      Offering Price            Aggregate           Registration
        of Securities              Registered      Per Security (1)       Offering Price (1)          Fee (3)
       Being Registered
-----------------------------------------------------------------------------------------------------------------
Common Stock, Par Value
$.001(2)..........                  1,899,600             $(3)               $1,900,000             $     655
-----------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.001
(4).........                          300,000             1.00                  300,000             $     104
-----------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.001
(5).........                           99,600             2.50                  249,000             $      86
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value             3,200,400             5.00               16,002,000             $   5,518
$.001(6)..........
-----------------------------------------------------------------------------------------------------------------
Totals                                                                      $18,451,000             $6,363(8)
=================================================================================================================

--------------------------



(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.

(2) Includes (i) 1,899,600 shares of Common Stock being sold by certain Selling Shareholders (the "Selling Securityholders")

(3) For the purposes of calculating the registration fee, the Company has assumed an offering price of $1.00 per Share.

(4) Represents the shares of Common Stock issuable upon exercise of Class A Warrants being sold by the Selling Shareholders.

(5) Represents the shares of Common Stock issuable upon exercise of Class B Warrants being sold by the Selling Shareholders.

(6) Represents the shares of Common Stock issuable upon exercise of Class C Warrants being sold by the Selling Shareholders.

(7)  Pursuant to Rule 457(g), no fee is payable thereon.

                 Cross Reference Sheet Pursuant to Rule 404 (a)
                      Showing the Location In Prospectus of
                   Information Required by Items of Form SB-2

                      Item in Form SB-2                                         Prospectus Caption

1.    Forepart of the Registration Statement and Outside       Cover Page and Cover Page of Registration Statement
      Front Cover of Prospectus

2.    Inside Front and Outside Back Cover of Prospectus        Continued Cover Page, Table of Contents

3.    Summary Information and Risk Factors                     Prospectus, Summary, Risk Factors, Summary Financial
                                                               Information

4.    Use of Proceeds                                          Use of Proceeds

5.    Determination of Offering                                Cover Page, Underwriting, Risk Factors

6.    Dilution                                                 Risk Factors, Dilution

7.    Selling Securityholders                                  Principal and Selling Stockholders

8.    Plan of Distribution                                     Cover Page, Underwriting

9.    Legal Proceedings                                        Business

10.   Directors, Executive Officers Promoters and Certain      Management
      Control Persons

11.   Security Ownership of Certain Beneficial Owners and      Principal and Selling Shareholders
      Management

12.   Description of Securities                                Description of Securities

13.   Interest of Named Experts and Counsel                    Legal Opinions, Experts

14.   Disclosure of Commission Position on Securities Act      Management and Item 24.  Indemnification Officers
      Liabilities                                              and Directors

15.   Organization Within Five Years                           Prospectus Summary, Business, Principal and Selling
                                                               Stockholder, Certain Relationships and Related
                                                               Transactions, Risk Factors

16.   Description of Business                                  Business

17.   Management's Discussion and Analysis or Plan of          Management's Discussion and Analysis of Financial
      Operation                                                Condition and Results of Operations







18.   Description of Property                                  Business

19.   Certain Relationships and Related Transactions           Certain Relationships and Related Transactions

20.   Market for Common Equity and Related Stockholder         Not Applicable
      Matters

21.   Executive Compensation                                   Management

22.   Financial Statements                                     Financial Statements

23.   Changes in and Disagreements with Accountants and        Not Applicable
      Financial Disclosure


        Preliminary prospectus subject to completion, dated April , 1999

PROSPECTUS

                         AMERICA FIRST ASSOCIATES CORP.

                        1,899,600 Shares of Common Stock,
                              and 3,600,000 shares
                     of Common Stock underlying the Warrants
                       which may be sold from time to time
                         by the Selling Securityholders


         This Prospectus provides information relating to us and shares of Common Stock and warrants which we previously sold in two private placements. In total, we sold 1,899,600 shares of common stock, 300,000 Class A Warrants, 99,600 Class B Warrants and 3,200,400 Class C Warrants. The Class A, Class B and Class C Warrants allow the holders to acquire shares of common stock from us at a price of $1.00 per share, $2.50 per share and $5.00 per share for a period of three years commencing on the earlier of September 10, 1999 or the effective date of this Prospectus.

         The persons which acquired the shares and warrants from us are referred to as the "Selling Securityholders." This prospectus will allow the Selling Securityholders to publicly sell their shares of common stock and those which they may acquire from the Company upon exercise of their warrants. We will not receive any of the proceeds from the sales of common stock by the Selling Securityholders, although we will receive proceeds from any exercise by the Selling Securityholders of their warrants.

         The Selling Securityholders, their transferees, pledgees and/or their donees may offer or sell their common stock from time to time through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         The Selling Securityholders, their pledgees and/or their donees, may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. If any broker-dealers are used by the Selling Securityholders, their pledgees and/or their donees, any commission paid to broker-dealers and, if broker-dealers purchase any shares of common stock as principals, any profits received by such broker-dealers on the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders, their pledgees and/or their donees, may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Selling Securityholders' common stock will be paid by us except for any commission paid to broker-dealers.

         To the best of our knowledge, no underwriting arrangements have been entered into by the Selling Securityholders. The distribution of the common stock by Selling Securityholders', their pledgees and/or their donees, may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders, their pledgees and/or their donees, in connection with sales of their shares.

         No public market currently exists for our common stock and we cannot assure you that a market will develop or be sustained after completion of this offering. We anticipate that our common stock will trade on the OTC Bulletin Board under the symbol "AFAA."

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS. THESE SHARES HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION. THESE ORGANIZATIONS HAVE NOT DETERMINED WHETHER THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ABOUT THE OFFERING


Securities Offered:                 1,899,600 Shares of Common Stock
                                    and 3,6000,000 shares of Common Stock
                                    underlying the Warrants which may
                                    be sold from time to time by the
                                    Selling Securityholders


Price Per Share:                    $(1)

Securities Outstanding
Prior to the Offering:

Common Stock                        12,018,000 Shares
Warrants [2]                        300,000 Class A Warrants,
                                    99,600 Class B Warrants and
                                    3,200,400 Class C Warrants


Securities Outstanding
After the Offering:

Common Stock                        12,018,000 Shares
Warrants [2]                        300,000 Class A Warrants,
                                    99,600 Class B Warrants and
                                    3,200,400 Class C Warrants

Use of Proceeds

                                    We will  only  receive  proceeds  from  this
                                    Offering if some of the outstanding Warrants
                                    are   exercised.   Any  proceeds   from  the
                                    exercise of Warrants will be used for our net capital and working capital needs.


         An investment in our Common Stock involves a high degree of risk.

         Potential purchasers should not invest in our Common Stock unless they Risk Factors can afford the risk of losing their entire investment.


Symbols (3)

     OTC Bulletin Board                        Common Stock .........AFAA

(1) We do not know what price our Common Stock will trade at if and when the Common Stock becomes listed on the OTC Bulletin Board.

(2)  Our Warrants will not trade publicly.

(3) We intend to apply to list our common stock on the OTC Bulletin Board. Quotation on the OTC Bulletin Board does not imply that a meaningful, sustained market for our Common Stock will develop or if developed that it will be sustained for any period of time.

                                     SUMMARY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) DOES NOT GIVE EFFECT TO THE EXERCISE OF ANY OF THE 3,600,000 WARRANTS ISSUED IN CONNECTION WITH OUR PRIOR PRIVATE PLACEMENTS. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN THIS PROSPECTUS TO "AFTRADER," "WE," "OUR" AND "US" REFER TO AMERICA FIRST ASSOCIATES CORP. INFORMATION CONTAINED IN OUR WEBSITE SHOULD NOT BE CONSIDERED PART OF THIS PROSPECTUS.

                                    ABOUT US

General

         America First Associates Corp. provides financial brokerage services to experienced investors and small to mid-sized financial institutions through a variety of communication mediums, including the Internet. We offer our clients access to the securities markets via the Internet. In addition, as a result of the technology we use, our brokers and our clients have access to the most up-to-date electronic information on stocks, market indices, analysts' research and news. We provide our clients the ability to execute orders over the Internet or by telephone with one of our experienced brokers.

         America First Associates Corp. was originally founded as a Delaware corporation in 1995 as a traditional brokerage firm. When we began our brokerage operations, we relied solely on registered representative (i.e. stockbrokers) to open client accounts and to take buy and sell orders from clients. As technology changed and the Internet gained in popularity, we decided to focus our efforts on on-line trading. We installed computers and software in 1998 and began on-line trading in 1998. We consistently analyze new communication technologies, including the Internet, that will enable our brokers to better serve our clients. We are determined to offer our clients, regardless of the communication medium used, the simplest, most direct form of stock execution and the best information we can deliver.

The Market

         The financial services market has changed considerably over the last 25 years. In 1975 when commissions for securities transactions became deregulated, the era of negotiated commissions began. The unbundling of brokerage services from other financial services has permitted investors to pick and choose among various financial providers for specific services. At the same time, individuals have greater education, technical capabilities, access to information and investment choices. Investors are also more self-reliant and value conscious and, as a result, are managing their own money and are increasingly reluctant to pay high fees to full-service retail brokers. As a result, discount brokerage firms willing to accept stock trades for lower commissions have begun to proliferate. However, many discount brokerage firms do not typically provide the full breadth of products and services offered by full-service firms, such as regular access to a broker willing to make recommendations or discuss possible investments.

         As a result of increased competition among brokerage firms, deep discount brokerage firms which advertise very low commission rates also entered the market. As a result of the growth of the Internet as a tool to obtain information, online trading is now the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. In a report dated March 11, 1999, Forrester Research, Inc., an independent research firm, estimates that during 1998, the number of North American households investing online nearly doubled, reaching just under 2.4 million by the start of 1999, and that the number of households investing online will increase to 4.3 million by the end of 2000. In addition, industry experts project that retail commissions generated by the online trading market will grow from approximately $268 million, or 15% of the commissions generated by discount brokerage firms in 1996, to as much as $2.2 billion, or 60% of total discount brokerage commissions, by 2001.

Our Business Strategy

         We believe that we have been successful in creating a high level of service, through the use of technology, to provide experienced clients direct access, through brokers and the Internet, to trade information and execution. Our strategy is designed to ensure that the client obtains the best possible access to relevant market information. We believe opportunities exist in the financial services industry for a brokerage firm that is able to provide experienced investors with the cost-savings created by (1) direct access to professional trade executions, (2) access to up-to-date market information and
(3) the convenience of trading over the Internet. We call our trading system "AFTrader" and our web address is www.AFTrader.com.

         The Web Site Architecture for AFTrader works as follows: when a user types in www.AFTrader.com they will go to the AFTrader Homepage on the Market Touch Web(TM) server. From here, if the person is a customer of AFTrader, they can log-in and view their balances, make a trade, visit the research sections of the site, send e-mail to their online Advisor, get performance activities and quotes on their favorite stocks. If the customer wants to read up on the market, they can link to a server hosted by AFTrader, unaware that they have left the Market Touch Web(TM) section of the site, and access AFTrader's special content on financial information and charts.

         Our goal is to become a leader in the financial services industry by capitalizing on the changes occurring in the financial services industry and providing our clients with specialized services for competitive, fully disclosed commission rates. We intend to achieve our goal by:

- targeting experienced investors and small to mid-sized financial institutions who typically (1) execute more trades per year than other categories of investors, (2) require access to market information, and (3) require fast professional execution of their orders;

- providing value to our clients at the lowest overall cost, including direct access to our trading desk which enables them to realize the best possible execution price;

- providing our clients with value-added services, including access to well-trained brokers and up-to-date market information;

- creating technologically innovative solutions to satisfy client needs, including efficient order execution directly over the Internet; and providing our brokers with the tools to meet the needs of our clients.

                          SUMMARY FINANCIAL INFORMATION

         The following is a summary of our Financial Statements for the years ended December 31, 1997 and 1998, and for the three-month period ended March 31, 1998 and March 31, 1999. This Summary should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements including the notes thereto included in this Prospectus.


Statement of  Operations Data:

                                                                  Year Ended December 31    Quarter Ended March 31
                                                                  -----------------------  -----------------------
                                                                     1997         1998        1998         1999
                                                                  ----------    --------   ---------    ----------
                                                                   Audited      Audited    Unaudited    Unaudited

Revenues                                                            $828,253     $214,447   $120,024       $20,992
Employee compensation and benefits,
  including health insurance                                         239,242      119,019     33,467        41,420

Occupancy and equipment rental                                        82,567       90,074     22,518        22,518

Other expenses                                                       282,710      140,188     42,622        54,890

Net income (loss) per share                                          220,698     (135,436)    20,376       (98,161)
Net income (loss) per share after
  giving effect to stock split (footnote 1)                           220.70      (135.44)     20.38        (0.008)

Weighted average # of shares outstanding (footnote 1)                  1,000        1,000      1,000    12,000,000


Balance Sheet Data:
Working capital                                                      335,714      239,938    349,470      2,036,297
Total assets                                                         516,162      303,251    520,927      2,064,812
Total liabilities                                                    145,188       23,947    137,867          1,669
Stockholders' equity (footnote 1)                                    370,974      279,304    383,060      2,063,143

-------------------

(1) Gives effect to the (i) sale of common stock during the Quarter ending March 31, 1999 (3,136 shares in exchange for $1,900,000 and issuance of 16,000 shares to Joseph Ricupero, in exchange for $65,248 shareholders contribution received October 1999 of which 136 shares were returned to the Company for cancellation), (ii) 600 for 1 forward split on shares outstanding for the Quarter ending March 31, 1999 (20,000 X 600 = 12,000,000 shares outstanding), (iii) increases the authorized number of shares of common stock to 20,000,000.

                           FORWARD-LOOKING STATEMENTS

         Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this Prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" and similar expressions or variations.

                                  RISK FACTORS

         The shares offered are speculative and involve a high degree of risk. You should carefully consider the following matters, as well as the other information in this Prospectus, before investing.

         Differences in actual results may be caused by factors such as those discussed in the "Risk Factors" below as well as those discussed elsewhere in this Prospectus.

We have a limited operating history upon which to evaluate our performance.

         We only commenced doing business in November 1995. In addition, we only began our on-line trading in 1998. Accordingly, we have only a limited operating history upon which you can evaluate our prospects and future performance. You should consider our prospects based on the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition.

Periods of declining prices and inactivity or uncertainty in the market may harm our business.

         The securities business is volatile and is directly affected by national and international political and economic conditions, broad trends in business and finance, and fluctuations in volume and price levels of securities transactions, all of which are beyond our control. The securities business is also subject to various other risks, including client default on commitments (such as margin obligations), litigation, and employee's misconduct, errors and omissions. Losses associated with these risks could harm our business. Several current trends are also affecting the securities industry, including regulation at federal and state levels, the emergence of numerous discount brokers, increased use of technology, and a steady decrease in the commissions charged to clients of discount brokerage services. Historically, when the stock market suffers large declines (i.e., a "bear market") the level of individual investor activity declines. We will likely be adversely affected during any long-term bear market. A general decrease in trading activity in these markets could adversely affect the level of trading by our clients. These trends and/or future changes may harm our business.

We may not be able to keep up in a cost-effective way with this evolving market.

         The market for brokerage services, particularly over the Internet, is rapidly evolving. As a result, the level of demand for online brokerage services is uncertain. Our offering of brokerage services over the Internet involves a relatively new approach to securities trading. As a result, intensive marketing and sales efforts may be necessary to educate prospective clients regarding the uses and benefits of our brokerage services and products. If the market for online brokerage services does not develop as we expect, our business may be harmed.

We may not be able to keep up in a cost-effective way with rapid technological changes.

         The market for brokerage services and, particularly, electronic brokerage services over the Internet is characterized by rapid technological change, changing client requirements, frequent service and product enhancements and introductions, and emerging industry standards. The introduction of services or products embodying new technologies and the emergence of new industry standards can render existing services or products obsolete and unmarketable. Our future success will depend, in part, on our ability to develop and use new technologies, respond to technological advances, enhance our existing services and products, and develop new services and products on a timely and cost-effective basis. We cannot assure you that we will be successful in pursuing new opportunities or will compete successfully in any new markets.

We depend on Joseph Ricupero and Joseph A. Genzardi and the loss of any of their services could harm our business.

         Our business is dependent upon a small number of key executive officers and employees, principally Joseph Ricupero and Joseph A. Genzardi. The loss of services of any of these individuals could harm our business. We have no employment agreements with any of these officers, and we do not maintain "key person" life insurance on the lives of any of these people. Competition for key personnel and other highly qualified technical and managerial personnel is intense. The loss of the services of any of the key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could harm our business.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

         The market for brokerage services and, particularly, electronic brokerage services, is new, rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. A number of our competitors have significantly greater financial, technical, marketing and other resources than us. Some of our competitors also offer a wider range of services and financial products than us and have greater name recognition and more extensive client bases than us. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements than us and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies than us. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not harm our business.

Profitability.

         The market for brokerage services and, particularly, electronic brokerage services, is new, rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. A number of our competitors have significantly greater financial, technical, marketing and other resources than us. Some of our competitors also offer a wider range of services and financial products than us and have greater name recognition and more extensive client bases than us. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements than us may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies than us. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not harm our business.

We depend heavily on computer systems and system failures could harm our business.

         We rely heavily on various electronic mediums. We receive trade orders using the Internet and telephone. In addition, we process trade orders through U.S. Clearing Corp. (the "Clearing Firm"). These methods of trading are heavily dependent on the integrity of the electronic systems supporting them. Heavy stress placed on these systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failures of our computer systems, those of the Clearing Firm, or any other systems in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties and third-party software such as Internet browsers) could cause clients to suffer delays in trading. These delays could cause substantial losses for our clients and could subject us to claims from clients for losses, including litigation claiming fraud or negligence.

Employee misconduct is difficult to detect and could harm our business.

         There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities. In either case, this type of misconduct could result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use of confidential information, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

Any possible compromises of our systems or security could harm our business.

         The secure transmission of confidential information over public networks is a critical element of our operations. We rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information over the Internet. To the best of our knowledge, to date, we have not experienced any security breaches in the transmission of confidential information. Moreover, we continually evaluate advanced encryption technology to ensure the continued integrity of our systems. However, we cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise of the technology or other algorithms used by us and our vendors to protect client transaction and other data. Any compromise of our systems or security could harm our business.

We rely very heavily on the clearing firm and termination of our agreement with the clearing firm could harm our business.

         Our clearing agreement may be terminated by either party upon 30 days prior written notice. Termination of this agreement could harm our business. Pursuant to our agreement, the Clearing Firm, on a fee basis, processes all securities transactions for our account and the accounts of our clients. Services of the Clearing Firm include billing and credit extension, control and receipt, custody and delivery of securities, for which we pay a transaction charge. We are dependent on the operational capacity and the ability of the Clearing Firm for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, we are exempt from certain capital reserve requirements and other complex regulatory requirements imposed by federal and state securities laws. Moreover, we have agreed to indemnify and hold the Clearing Firm harmless from certain liabilities or claims, including claims arising from the transactions of our clients.

Our success will depend heavily on the acceptance of online commerce and the internet, of which there is no assurance.

         Acceptance of our Internet trading technology will depend upon the continued adoption of the Internet as a widely used medium for commerce and communication. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary services and products, such as high speed modems and high speed communication lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. However, the Internet infrastructure may not be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use, accessibility and quality of service, remain unresolved. These issues may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Our business will be materially harmed if critical issues concerning the commercial use of the Internet are not favorably resolved, the necessary infrastructure is not developed, or the Internet does not become a viable commercial marketplace.

We extend credit to our clients and are subject to risks as a result.

         We are subject to the risks inherent in extending credit to the extent that we permit our clients to purchase securities on a "margin" basis. A portion of our clients' securities activities are transacted on a margin basis (through the clearing broker which we have agreed to indemnify), pursuant to which credit is extended to the client and secured by cash and securities in the client's account or "short sales" (I.E., the sale of securities not yet purchased). These risks are exacerbated during periods of volatile markets in which the value of the collateral held by us could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, we may be required to sell or buy securities at prevailing market prices and incur losses to satisfy client obligations.

We are currently subject to securities regulation and failure to comply could subject us to penalties or sanctions that could harm our business.

         The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD") and other self-regulatory organizations, such as the various stock exchanges and state securities commissions, require strict compliance with their rules and regulations. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees, any of which could harm our business.

Potential governmental regulation of the internet and online commerce could harm our business.

         Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights, and quality of services. Furthermore, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our trading systems and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. In addition, as our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that our company is required to qualify to do business as a foreign corporation in each state and foreign country. While our company is registered as a broker-dealer in 42 states, including the District of Columbia, we are qualified to do business as a foreign corporation in only a few states; failure by our company to qualify as a broker-dealer in other jurisdictions or as an out-of-state or "foreign" corporation in a jurisdiction where it is required to do so could subject our company to taxes and penalties for the failure to qualify. Our business could be harmed by any these new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the applications of existing laws and regulations to the Internet and other online services.

We may conduct proprietary trading and any potential losses would reduce our asset value and harm our business.

         Although we do not actively engage in proprietary trading, we may from time to time maintain an inventory of equity securities on both a long and short basis. To the extent we have any long positions (i.e., own assets), a downturn in these markets could result in a decline in the value of our positions resulting in losses and reduced asset values. Conversely, to the extent we have short positions (i.e., have sold assets we do not own), an upturn in those markets could expose us to unlimited losses as we attempt to cover our short position by acquiring assets in a rising market.

Failure to comply with net capital requirements could subject us to suspension or revocation by the sec or expulsion by the NASD.

         The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require our liquidation. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the use of capital. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

We may need additional capital and may not be able to obtain it.

         We currently anticipate that our available cash resources, combined with the net proceeds from the Offering, will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for the next 12 months. However, if we need to raise additional funds in order to support further expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements, we cannot assure you that additional financing will be available when needed on terms favorable to us.

We rely heavily on our intellectual property but have limited intellectual property protection.

         Our success and ability to compete is dependent to a significant degree on our proprietary technologies, ideas, know-how and other proprietary information. We have no patents, no trademarks and no registered copyrights. Notwithstanding the precautions we take to protect our intellectual property rights, third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our proprietary rights. In addition, third parties may independently develop technologies and ideas similar to ours. Policing unauthorized use of our intellectual property rights and ideas may be difficult, particularly because it is difficult to control the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford inadequate protection of intellectual property rights. Our business maybe harmed if we are unable to protect our intellectual property rights.

Ownership of our common stock is concentrated with our chief executive officer who can control the company.

         Upon completion of this offering, our Chief Executive Officer will beneficially own approximately 84% of our common stock. Accordingly, following completion of this offering, management will be in a position to control us, elect all directors, cause an increase in our authorized capital or our dissolution or merger or sale of assets, and, generally, to direct our affairs.

Board has broad discretion in application of proceeds.

         Management will have significant flexibility in the use of the proceeds from the exercise of Warrants, if any. We intend to use the net proceeds from the exercise of Warrants for net capital and working capital and general corporate purposes. The failure of our management to apply the funds effectively could harm our business.

No dividends have been paid and none are contemplated.

         We have not paid any dividends on our common stock and do not presently intend to. We anticipate that for the foreseeable future all earnings, if any, will be retained for the operation and expansion of our business.

There was no prior public market for the securities and there is the possibility of volatility of the stock price.

         Prior to this offering, there has been no public market for our common stock. It is anticipated that our common stock will be listed on the OTC Bulletin Board; however, we cannot assure you that an active trading market will develop or be sustained. The initial price of the common stock will be determined by the broker filing the Form 211 with the NASD to initiate trading of the common stock on the Bulletin Board and may not be indicative of the actual value of the common stock and may bear no relationship to the price at which the common stock will trade after it initially commences trading. The market price of our common stock will be subject to wide fluctuations in response to variations in operating results, general trends in our industry, actions taken by competitors, the overall performance of the stock market and other factors.

There are many shares eligible for future sale and sales of those shares could affect the market price negatively.

         Upon completion of the offering, we will have approximately 12,018,000 shares of common stock outstanding. All of the 1,899,600 Shares being registered hereunder, together with an additional 3,600,000 shares of common stock issuable upon exercise of our outstanding Warrants will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended the "Securities Act"). In addition, up to 120,180 shares may be sold every three months by persons who have held there shares for a period of at least one year the Securities Act to the extent permitted by Rule 144 promulgated under the Securities Act or any exemption under the Securities Act.). Future sales of a substantial amount of common stock in the public market, or the perception that future sales may occur, could adversely affect the market price of the common stock prevailing from time to time in the public market.

Our securities will be subject us to the penny stock rules which could affect the liquidity of the securities.

         It is currently anticipated that our common stock will trade on the OTC Bulletin Board. As a result, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities. In addition, trading in our securities will also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). These rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established clients and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities and the ability of purchasers in this offering to sell their securities in the secondary market.

Warrant holders may not be able to exercise warrants.

         We intend to qualify the sale of the common stock in a limited number of states. We will be prevented from issuing common stock in the states unless an exemption from qualification is available or unless the issuance of common stock upon exercise of the warrants is qualified. We may decide not to seek or may not be able to obtain qualification of the issuance of the common stock in all of the states in which the holders of the warrants reside. Further, a current prospectus covering the common stock issuable upon exercise of the warrants must be in effect before we may accept warrant exercises. We cannot assure you that we will be able to have a prospectus in effect when this Prospectus is no longer current.

We may not be prepared for the year 2000 and/or third-parties on which we rely may not be prepared which could harm our business.

         With the new millennium approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with data functions (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare or sort using the incorrect date may malfunction.

         Because we depend to a very substantial degree upon the proper functioning of our computer systems, a failure of our systems to be Year 2000 compliant could harm our business. Failure of this kind could, for example, cause settlement of trades to fail, lead to incomplete or inaccurate accounting, recording or processing of trades in securities, currencies, commodities and other assets, result in generation of erroneous results or give rise to uncertainty about our exposure to trading risks and our need for liquidity. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions, reputational harm and legal liability.

         In addition, we depend upon the proper functioning of third-party computer and non-information technology systems. These parties include trading counterparties, financial intermediaries such as stock and commodities exchanges, depositories, clearing agencies, clearing houses and commercial banks and vendors such as providers of telecommunication services and other utilities. If third parties with whom we interact have Year 2000 problems that are not remedied, the following problems could result:

- in the case of vendors, in disruption of important services upon which we depend, such as telecommunications and electrical power;

- in the case of third-party data providers, in the receipt of inaccurate or out-of-date information that would impair our ability to perform critical data functions;

- in the case of financial intermediaries such as exchanges and clearing agents, in failed trade settlements, an inability to trade in certain markets and disruption of funding flows;

- in the case of banks and other lenders, in the disruption of capital flows potentially resulting in liquidity stress; and

- in the case of counterparties and customers, in financial and accounting difficulties for those parties that expose us to increased credit risk and lost business.

         Disruption or suspension of activity in the world's financial markets is also possible. In addition, uncertainty about the success of remediation efforts generally may cause many market participants to reduce the level of their market activities temporarily as they assess the effectiveness of these efforts during a "phase-in" period beginning in late 1999. This in turn could result in a general reduction in trading and other market activities (and lost revenues) as well as reduced funding availability in late 1999 and early 2000. We cannot predict the impact that any reduction would have on our business.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the Selling Securityholders. However, we may realize proceeds of up to $18,451,000 if all of the Warrants are exercised. In the event that any or all of the warrants are exercised, we intend to use the proceeds for net capital, working capital and general corporate purposes.

         We may utilize the proceeds, if any, from the exercise of warrants for different purposes. The foregoing represents our best estimate of the allocation of the proceeds of the exercise of warrants based upon the current status of our business. Our estimates may prove to be inaccurate, new programs or activities may be undertaken which will require considerable additional expenditures or unforeseen expenses may occur.

         Based on currently proposed plans and assumptions relating to the implementation of our business plans, we believe that cash on hand combined with cash flow from operations will enable us to fund our planned operations for a period of at least 12 months from the date of this Prospectus. However, we cannot assure you we will realize cash flow from operations or that the cash flow will be sufficient. If our plans change or our assumptions change or prove to be inaccurate, we may find it necessary or desirable to seek additional financing or curtail our operations. We cannot assure you that any additional financing will be available to us on acceptable terms, or at all.

                                 DIVIDEND POLICY

         We have not paid dividends on our common stock and do not intend to pay dividends for the foreseeable future. We intend to retain any earnings to finance the development and expansion of our business. Payment of dividends in the future will be subject to the discretion of our Board of Directors and will depend upon our ability to generate earnings, our need for capital and our overall financial condition, and as legally permissible, among other factors.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31, 1999, You should read this table in conjunction with our financial statements and the notes included elsewhere in this Prospectus.

                                                                     Actual
                                                                   ---------
Common Stock, $.001 par value,
  20,000,000 shares authorized;                                       12,000
  issued and outstanding.
  12,000,000 shares at March 31, 1999 (1)

Additional Paid -in Capital                                        2,100,248

Retained Earnings (Deficit)                                          (49,105)

Total Stockholders' Equity                                         2,063,143

Total Capitalization                                               2,063,143










-----------------------------
(1) Does not include Shares of Common Stock issuable upon the exercise of the Warrants and shares of Common Stock reserved for issuance under the Company's Senior Management Plan, of which an option to purchase 500,000 shares have been granted by the Company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


         The following discussion of the financial condition and results of financial condition and the results of operation of the Company should be read in conjunction with the Financial Statements and the related Notes and other financial information included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under Risk Factors and elsewhere in this Prospectus.

Overview

         The company was established in February 1995 and has conducted its operations as a fully disclosed brokerage firm registered with the SEC, the NASD and 42 state securities divisions including the District of Columbia. We have applications pending in the remaining states and expect to be registered in every state by the third quarter of 1999. We are a full-service online financial service firm targeting the rapid growth momentum of individual investors who utilize the Internet for their personal investment objectives. We will continue to provide quality service to our current customers while increasing brand awareness and customer loyalty. To expand our business and operations, we plan to strategically use the Internet to efficiently market and distribute our services to potential customers. In addition, building brand awareness on a national level to increase our customer base.

Results of Operations

Year ended December 31, 1998 compared to year ended December 31, 1997

         Our total revenue for fiscal year ended December 31,1998 ("Fiscal 1998") was $214,467, a 74% decrease over the total revenue of $828,253 for fiscal year ended December 31, 1997 ("Fiscal 1997"). The decrease in revenue was the result of implementation of a new, low cost per trade, line of product services offered via the Internet, a decrease in syndicate participation and an inactive trading account.

         Commissions net of clearing costs for Fiscal 1998 amounted to $73,998 compared to $221,908 for Fiscal 1997. In Fiscal 1997, we charged customers higher commissions per transaction than in Fiscal 1998. Due to the competitive nature of our industry we currently charge $14.95 per trade up to 5000 shares. Our strategy utilizes the Internet to service clients at a lower cost per transaction, thereby allowing us to charge customers $14.95 per trade and be profitable. As the Internet grows, so shall we. Our focus will be to cost effectively increase our client base through Internet marketing, which will increase our transaction volume. As a result of a rapid increase in customer applications, we expect transaction volume and commission revenue, net clearing costs to increase substantially as we continue to grow.

         Syndicate income for Fiscal 1998 was $16,346 compared to $256,996 for Fiscal. The loss in syndicate income in 1998 was the result of not participating in many syndicate deals. We expect syndicate revenue to increase in future years. In addition, we expect to participate in more deals than in Fiscal 1998.

         Trading gains for Fiscal 1998 was $94,976 compared to $318,320 for Fiscal 1997. The decrease in trading gains was primarily attributed to inactive trading throughout Fiscal 1998. Going forward, we do not plan to trade actively in the market and assume trading revenue will not be part of our long-term plan.

         Internet and other income for Fiscal 1998, were $29,157 and $22,029 for Fiscal 1997. This income should remain stable and will not be a part of our long-term plan.

         Our total expenses decreased from $604,519 for Fiscal 1997 to $349,281 for Fiscal 1998. This decrease of 42% in total expenses was the result to the more efficient way of doing business over the Internet. In Fiscal 1998, we had a net operating loss of ($135,436), which was mainly attributed to developing and implementing the online trading website. The proper infrastructure was installed and personnel trained to operate a full service online brokerage firm. Most of Fiscal 1998 was a learning curve and most of our expenses for the implementation of our website have already incurred. As we gain market share we should once again become profitable in the foreseeable future.

         Occupancy expense includes costs related to our leasing of office space in New York City. Occupancy expense for Fiscal 1998 was $90,074 and $82,567 for Fiscal 1997. We currently lease a 3000 square foot office and believe this to be an ample amount of space for us to expand without needing additional space near term. Although we currently do not have a signed lease, we feel confident our rent will remain stable for the next two years.

         Employee compensation and benefits including health insurance were $83,739 and $35,280 for Fiscal 1998 and $212,424 and $26,818 for fiscal 1997.
The decrease in employee compensation has been attributed to the decrease in commission revenues. We anticipate that employee compensation and health insurance will increase as we grow internally as a result of needing to service newly acquired clients.

         Consulting and professional service expense in Fiscal 1998 amounted to $18,840. In Fiscal 1997 it was $79,497. These fees encompass legal and accounting fees associated with all aspects of maintaining a brokerage firm. Fiscal 1997 legal expense included $63,000 consulting fee for a private placement the Company completed. For fiscal 1999 we expect a moderated increase in legal and accounting fees, most of which will be attributed to this prospectus and registering these securities with the SEC.

         Regulatory and registration fees are all fees associated with a Broker/Dealer to be registered with the NASD and in all appropriate states. In Fiscal 1998 regulatory and registration fees amounted to $14,717, compared to $29,129 for Fiscal 1997. Although there was a decrease in 1998, we expect as our customer base continues to grow, we will need to hire additional series 7 registered representatives to service them, therefore we expect a moderate increase in registration fees.

         Communication and data processing expenses in Fiscal 1998 decrease to $10,940 from $57,693 in Fiscal 1997. The decrease in communication and data processing expenses in Fiscal 1998 was the result of our expanding our firm into an Internet brokerage firm whereby we mainly communicate with our clients through e-mail, thus reducing communication costs. In addition, the decrease can be attributed to the communication industry's lowering of their cost structures. As we continue to grow we expect communication and data processing costs to increase proportionately as more customer support are added.

         Other expenses amounted to $47,061 for Fiscal 1998, and $49,346 for Fiscal 1997. The primary sources of these expenses were for the design and installation of the website. These expenses are one-time charges and will not reoccur in the future.

         Depreciation and Amortization primarily consists of depreciation of property and equipment. Depreciation and Amortization for Fiscal 1997 and Fiscal 1998 was $6,731. As we continue to expand, we anticipate the purchase of additional property and equipment, which will result in a slight increase in depreciation and amortization expenses.

         Travel, entertainment and other administrative expenses amounted to $15,432 in Fiscal 1998 and $35,220 for Fiscal 1997. We do not expect these expenses to increase substantially, they should remain relatively stable.

         Although Marketing Expense was non-existent in Fiscal 1998 and Fiscal 1997, to remain competitive, we expect a significant increase in marketing expense for future growth and expansion. Our marketing expense for Fiscal 1999 will be associated with promoting our website and financial services to acquire new online brokerage accounts. It is estimated that our marketing expense over the next 12 months could reach $600,000.

Results of Operations

Quarter Ended March 31, 1999 and March 31, 1998

         Total revenue for the quarter ended March 31, 1999 (first quarter 1999) was $20,992 as compared to $120,024 in total revenue for the quarter ended March 31, 1998 (first quarter 1998). This decrease in revenue is attributed to the difference in trading gains for that period. Trading gains for the first quarter of 1999 was $7,251 compared to first quarter of 1998 of $110,365.

         Our commission revenue increased over 372% from $4,097 for the first quarter of 1998 to $9,188 for the first quarter of 1999. Going forward we expect an increase in commission revenue due to a rapidly growing customer base and an increase in trading volume.

         Syndicate income, although recently non existent, is expected to generate revenue for Fiscal 1999 and future years

         Our total expenses for the first quarter of 1999 was $118,828 compared to $98,607 for the first quarter of 1998. This increase in total expenses is attributed to an increase in consulting and professional fees, regulatory and registration fees, and communications and data processing fees.

         For the first quarter of 1999, consulting and professional fees were $19,849 compared to the first quarter of 1998 of $150. This large increase was due to legal costs resulting in the completion of our private placement and filing for registration of our securities with the SEC. We anticipate additional legal and registration fees in the future.

         Employee compensation and benefits, including health insurance for the first quarter of 1999 were $32,934 and $8,486, respectively, and for the first quarter of 1998 were $22,229 and $11,238, respectively. As we continue to grow we will need additional employees to service our growing customer base, therefore we anticipate an increase in employee compensation and benefit expenses.

         Occupancy and Equipment Rental for the first quarter of 1999 and 1998 were $22,518. Although we do not have a current lease, these cost are expected to remain stable for the next two years.

         Regulatory and Registration fees for the first quarter of 1999 were $16,098 and $5,077 for the first quarter of 1998. This increase is attributed to registering additional states and state regulatory fees for the states that we are currently registered in. We anticipate an increase in regulatory and registration fees due to the expected need of hiring additional series 7 registered representatives to service our increased customer base.

         Communication and data processing fees for the first quarter of 1999 was $6,355 and $1,729 for the first quarter of 1998. This increase is the result of the installation of additional telephone lines, that needed to be installed to increase our phone capabilities to service customers. We anticipate this number to increase proportionately as we continue to acquire accounts.

         Office supplies and expenses decreased from $3,424 for the first quarter of 1998 to $1,175 for the first quarter of 1999. We expect only a slight increase in office supplies and expenses in the future.

         Travel and Entertainment for the first quarter of 1999 were $4,157 and $10,576 for the first quarter of 1998. Although there was a substantial decrease in travel and entertainment, we anticipate a moderate increase in Travel and Entertainment costs for the future.

         Depreciation and Amortization costs for the first quarter of 1999 and 1998 were $1,683. The need for additional computers is dependent on the firm's growth. Therefore, as we continue to expand and purchase additional hardware our depreciation and amortization expense will increase.

         Other Expenses for the first quarter of 1999 was $5,573 and $19,983 for the first quarter of 1998. The majority of other expenses for the first quarter of 1998 were charges related to the implementation of the website. We do not expect Other Expenses to have a substantial increase for the future.

Liquidity and Capital Resources

         Since inception, we have financed our operation primarily through the sole shareholder of the company. As of March 1999, a private placement offering, in the amount of $1,882,000 was completed. We believe that the cash proceeds from this offering, together with the existing cash balances will be sufficient to meet anticipated cash requirements for at least twelve months following the date of this prospectus. We may nonetheless, seek additional financing to support our activities during the next eighteen months or thereafter. There can be no assurance, however, that additional capital will be available to us on reasonable terms, if at all, when needed or desired.

         Net cash used in operating activities for Fiscal 1998 was $19,746 and $220,347 for Fiscal 1997.

         Cash and cash equivalents, including deposits with clear broker at March 31, 1999 were $2,013,884, compared to $477,189 for March 31, 1998.

         Working capital at March 31, 1999 was $2,036,297, compared to $349,470 in March 31, 1998.

         Total liabilities at March 31, 1999 were $1,669, all attributed to a short position in the trading account, as compared to $137,867 for March 31, 1998.

         The Company is currently operating with no other liabilities.

         Pursuant to the SEC's net capital rule, we are currently required to maintain net capital of $100,000 and a ratio of aggregate indebtedness to net capital (the "net capital ratio") not to exceed 15 to 1. As of March 31, 1999, our net capital ration was .00 to 1. At March 31, 1999, we had net capital of $2,032,685, which was $1,192,685 in excess of our minimum required net capital.

         Net Cash provided by operating activities for March 31, 1999 was $1,971,583. This was attributed to issuance of common stock of $1,882,000 and an operating loss of $98,161.

         Net cash used in operating activities for December 31, 1998 was $1,736. This was because of a net loss of $135,436, shareholder contributions of $65,248 and shareholder distribution of $21,482.

         Net cash provided by operations activities for December 31, 1997 were $21,565. This was because net income was $220, 698 and shareholders distribution was $198,782.

         We anticipate that our total expenditures will be approximately $1,200,000 during the next twelve months from the date of this prospectus. Based upon our current plans and assumptions relating to our business plan, we anticipate 50% of this expense to go toward marketing our financial service oriented website, which will increase the number of users capable of accessing our system. Other expenditures will include but will not be limited to, employee compensation, benefits and insurance; occupancy and equipment rental; communications and data processing; and expansion of our network and infrastructure.

Year 2000 Readiness

         We have conducted an assessment of the Year 2000 issue and the potential effect it will have on us and our business. We have determined that we will not be required to materially modify or replace our information and non-information technology systems to properly recognize and utilize dates beyond December 31, 1999. We presently believe that with modifications
previously  made  to  existing   software,   conversions  to  new  software  and
replacement of some hardware, the Year 2000 issue will be satisfactorily resolved in our own systems. However, even if these changes are successful, failure of third parties, to which we are financially or operationally linked, to address their own system problems could have a material adverse effect on us. Furthermore, the investing and trading patterns of clients may be affected by Year 2000 issues as clients become concerned about the Year 2000 issue and the effect it will have on the U.S. and international stock markets and the securities industry generally.
Changes in these patterns may harm our business.

         We continue to monitor and review the Year 2000 issue and, as appropriate, modify or replace the software (and replace some hardware) in our computer systems in our main and branch offices. We continue to monitor our own internal systems to prepare for Year 2000 compliance. Our testing is expected to involve major market participants, including competing firms and financial intermediaries, such as stock exchanges and clearing agencies that are prominent in the U.S. We have also initiated communications with counter-parties, intermediaries and vendors with whom we have important financial and operational relationships to determine the extent to which they are vulnerable to the Year 2000 issue. We have not yet received sufficient information from these parties about their remediation plans to predict the outcome of their efforts.

         To date, Year 2000 readiness has cost us an estimated $5,000 (including upgrades to existing systems) and is not expected to cost any additional sums to complete. Any additional costs will be expensed as incurred. We cannot assure you that these estimates will be correct; actual results could differ materially from our plans.

                                    BUSINESS

Overview

         America First Associates Corp. provides financial brokerage services to experienced investors and small to mid-sized financial institutions through a variety of communication mediums, including the Internet. We advertise our services under the name "AFTrader" and we are identified as AFTrader on our web site. While we concentrate on allowing our clients to trade on-line over the Internet, we also accept telephone orders from clients for securities transactions. One of the unique features of our service is that a broker is assigned to each account to assist the client with any questions or needs. We believe that this service adds a personalized touch that other on-line brokerage firms lack.

         As a result of the technology we use, our brokers and our clients have access to the most up-to-date electronic information on stocks, market indices, analysts' research and news.

         We were originally founded as a Delaware corporation in 1995 as a traditional brokerage firm. When we began our brokerage operations, we relied solely on registered representative (ie. stockbrokers) to open client accounts and to take buy and sell orders from clients. As technology changed and the Internet gained in popularity, we decided to focus our efforts on on-line trading. We installed computers and software in 1998 and began on-line trading in 1999. We consistently analyze new communication technologies, including the Internet, that will enable our brokers to better serve our clients. We are determined to offer our clients, regardless of the communication medium used, the simplest, most direct form of stock execution and the best information we can deliver.

The Market

         The financial services industry has changed considerably over the last 25 years. Before 1975, all stock exchanges required brokers to charge fixed minimum commissions for trades of listed stock. Under pressure from Congress, the Department of Justice and the SEC, in 1975, these policies were changed, which allowed for negotiated commissions and the unbundling of investment services. The unbundling of brokerage services from other financial services has permitted investors to pick and choose among various financial providers for specific services. All of these developments brought about the advent and proliferation of the discount brokerage firm, which could separate financial advisory services from execution services, and could execute trades at a lower cost than a full-service broker.

         As a result, discount brokerage firms willing to accept stock trades for lower commissions have begun to proliferate. Like full service brokerage firms, discount brokerage firms are covered by the government sponsored Securities Investor Protection Corporation ("SIPC") that insures accounts up to $100,000 in cash and up to $400,000 in other assets. Unlike full service brokerage firms, however, many discount brokerage firms do not typically provide the full breadth of products and services offered by full-service firms, such as regular access to a broker willing to make recommendations or discuss possible investments, elaborate research reports or access to initial public offerings.

         As a result of increased competition among brokerage firms, deep discount brokerage firms who advertise very low commission rates also entered the market. These firms generally provide very little, if any, services and merely effect trades for an extremely low price. However, many of these firms either (1) sell the order received from their clients to another brokerage firm that makes a market in the stock being traded, or (2) charge the client a mark-up or mark-down.

         At the same time, the use of the Internet as a tool for obtaining information, communicating and effecting commerce is also changing the financial services industry. The Internet provides investors with a wealth of information about investing, including stock picks, technical charts, analysis and financial corporate news. As a result, investors are more self-reliant and value conscious, are managing their own money and are increasingly reluctant to pay high fees to full-service retail brokers. This has led to significant growth in online investing and the entry into the market of electronic or online trading which has experienced phenomenal growth since the Internet "e-brokerages" were introduced in 1994.

         As a result of the growth of the Internet as a tool to obtain information, online trading is now the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. In a report dated March 11, 1999, Forrester Research, Inc., an independent research firm, estimates that during 1998, the number of North American households investing online nearly doubled, reaching just under 2.4 million by the start of 1999 and that the number of households investing online will increase to 4.3 million by the end of 2000. In addition, industry experts project that retail commissions generated by the online trading market will grow from approximately $268 million, or 15% of the commissions generated by discount brokerages in 1996, to as much as $2.2 billion, or 60% of total discount brokerage commissions, by 2001. Customers at the biggest online brokerage firms average 30 to 40 trades per year, four to five times the number of trades per account executed at traditional full-service brokerage firms. We believe that we are positioned to service financially sophisticated and technologically capable brokerage customers. The marketplace is demanding lower commissions, better trade executions, access to more information and the convenience of 24-hour account monitoring.

Our Business

                      General Financial Brokerage Services

         We provide financial brokerage services to experienced investors, including both individuals and small to mid-sized institutions (such as hedge funds, money managers, mutual funds and pension funds). To support the investment services provided to these investors, we effect transactions in equity securities strictly on an agency basis for our clients. This means that we always charge only an agreed upon commission and never earn income from marking up or marking down our clients' stock orders. Our retail sales division consists of 7 registered representatives of which 3 are registered principals. Our retail customer accounts are carried on a "fully disclosed" basis by the Clearing Firm, pursuant to a clearing agreement. This agreement provides that our clients' securities positions and credit balances carry $100 million for security positions and $100,000 for cash balances that is supplemental to standard SIPC protection. All customer credit balances are subject to immediate withdrawal from the Clearing Firm, at the discretion of the client.

         We pride ourselves on effecting equity transactions only on an agency basis as opposed to on a principal basis, meaning, we act as the agent for our clients directly in the market. The opposite of an agency trade in the brokerage industry is considered a principal trade. When performing a transaction on a principal basis, brokerage firms are permitted to accept a client's order to purchase, immediately purchase the securities in the market for the firm, and then sell the securities to the client for a mark-up. Notwithstanding that, we will not specifically preclude effecting transactions on a principal basis where a client demands that we do so.

         We also provide our clients with direct access to our trading desks which are online directly with the various stock exchanges and institutional buyers and sellers via various electronic crossing networks. Our brokers are committed to using their trading desks to obtain for our clients the fastest execution of their order at the best possible price at the time the order is given. In addition, as a result of the technology we use, we can access the most up-to-date electronic news information and research reports.

         Given the trend towards communicating, obtaining information, and effecting transactions through electronic means, we are committed to serving the changing needs of our clients. As a result, we have a team of well-trained registered brokers available to assist our clients by telephone or the Internet. Brokers are available from 8:30 AM to 5:00 PM EST Monday through Friday.

                        Internet-Based Brokerage Services

         Through our Internet site, our clients currently have on-line access to their account information. This electronic access enables our clients to review the securities positions in their portfolio, confirm their buying power and margin balances (if applicable), obtain stock quotes, enter orders for execution, and review their recent trading activity. In addition to providing information for their particular account, we also provide our clients, via the Internet, pertinent market information regarding timely analysts' reports, relevant earnings reports sorted by those companies that exceeded earnings expectations and those that fell below expected earnings. We also provide our clients with information about the overnight markets and the futures markets, stocks that are trading before the market opens, and major company news through the Internet.

         We intend to use the Internet in various ways to help expand our business. First, we intend to use the Internet to help our existing brokers serve our clients better. The Internet will help our brokers disseminate information to clients simultaneously, thereby allowing our brokers to efficiently serve more clients. Second, we intend to use the Internet to serve an ever growing number of investors who want to make 100% of their trading and investment decisions on their own. Prior to providing this service, based upon express representations and qualifications of prospective clients, we pre-qualify these prospective clients to help ensure they are capable of making their own trading and investing decisions.

         We have a strong commitment to technology and are continually reviewing the software and technology that enables our brokers and clients to more efficiently use the Internet. A portion of the net proceeds of this offering will be used to complete this upgrade.

Our Business Strategy

         We believe that we have been successful in creating a high level of service in the financial services industry by using technology to provide experienced clients direct access, through brokers and the Internet, to a trading desk which goes directly to the source and avoids the middleman to obtain the best possible execution price (i.e., a "Wall Street style trading desk"). Our strategy is designed to ensure that the client obtains the best possible execution price and access to relevant market information. We believe that opportunities exist in the financial services industry for a company that is able to provide experienced investors with the overall cost-savings created by (1) direct access to professional trade executions, (2) access to up-to-date market information, and (3) the convenience of trading over the Internet. Our basic philosophy is to provide our brokers and clients the best execution prices along with the most relevant market information and investment research. We consistently analyze new technologies and communication mediums, including the Internet, that will enable our brokers to better serve our clients. We are determined to offer our clients, regardless of the communication medium used, the simplest, most direct form of stock execution.

         The Web Site Architecture for AFTrader works as follows; when a user types in www.AFTrader.com they will go to the AFTrader Homepage on the Market Touch Web(TM) server. From here, if the person is a customer of AFTrader, they can log-in and view their balances, make a trade, visit the research sections of the site, send e-mail to their online Advisor, get performance activities and quotes on their favorite stocks. If the customer wants to read up on the market, they can link to a server hosted by AFTrader, unaware that they have left the Market Touch Web(TM) section of the site, and access AFTrader's special content financial information and charts.

         Our goal is to become a leader in the financial services industry and build market share by capitalizing on the changes occurring in the financial services industry and providing our clients with specialized services for competitive, fully disclosed commission rates. We intend to achieve our goal by:

- targeting experienced investors and small to mid-sized financial institutions who typically (1) execute more trades per year than other categories of investors, (2) require access to market information, and (3) require fast execution of their orders;

- providing value to our clients at the lowest overall cost, including direct access to our trading desk which enables them to realize the best possible execution price;

- providing our clients with value-added services, including access to well-trained brokers and up-to-date market information;

- creating technologically innovative solutions to satisfy client needs, including efficient trading directly over the Internet; and

- providing our brokers with the tools to serve the needs of our experienced clients.

Providing value to our clients at the best possible price. Direct access to our trading desk enables our clients to realize the best possible execution price. We primarily utilize electronic execution systems that enable money managers, professional traders, large institutions and investors the ability to trade efficiently. We pass on the savings realized from the electronic execution systems directly to its clients.

Providing our clients with value-added services. In addition to providing our clients with lower overall costs for effecting trades, we also provide our clients with some of the products and services provided by full-service firms, including access to a pool of well-trained brokers and the most current electronic news information and research reports. Most discount and online brokerage firms do not have a staff of well-trained brokers readily available to assist clients if they need investment advice. Our brokers are also available by telephone in the event of electronic systems failures. We believe our team of well-trained brokers offers our clients more than just execution services. We provide our clients and brokers with electronic research and electronic news from an ever-growing database of news vendors to enable them to make better informed business decisions. As the Internet expands, research and market news become available 24 hours per day.

Creating technologically innovative solutions to satisfy clients' needs. We are actively reviewing additional technologies to service the rapidly evolving financial services industry. We are also exploring other solutions to improve our products and services to satisfy our clients' needs. We believe that a demand exists for a brokerage firm that can provide experienced traditional retail brokers with the technology to directly execute their own clients' orders. We also believe that significant demand exists from experienced brokers who want more market information to better serve clients. We have found that even though clients have access to more information via the Internet, the majority of clients still desire the assistance of an experienced broker to help guide their investment decisions.

Strategic relationships. We currently utilize the services of U.S. Clearing Corp. (the "Clearing Firm") for all custody and clearing issues associated with brokerage transactions. We realize the following benefits from our relationship with the Clearing Firm:

-    quality   safekeeping  and  protection  on  entire  net  equity  (cash  and securities) on all accounts;

-    ability to participate in a large database of no-load mutual funds; and

-    professional  and prompt handling of  institutional  and managed  accounts.

     Sales and Marketing

         As evidence that a demand exists for our services, to date we have experienced significant growth in obtaining new customer accounts since the commencement of our conversion to electronic trading, all without a formal marketing program. However, following the completion of our recent private placements, in which we raised total proceeds of approximately $1,900,000, we have commenced marketing efforts to increase our presence and name brand recognition to attract new clients. Most of our marketing efforts are being effected on-line and are being directed at internet users . We intend to expand our market share through, among other things, advertising on our own and other Web sites and a public relations program. From time to time, we may choose to increase spending on advertising to target specific groups of investors or to decrease advertising expenditures in response to market conditions.

         Initially,   we  intend  to  focus  our  marketing  efforts  on  online advertising through popular Websites such as, Marketwatch.com, Marketguide.com and Hoovers.com.

Competition

         The market for discount brokerage services, and particularly electronic brokerage services, is new, rapidly evolving and intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. We encounter direct competition from numerous other brokerage firms, many of which provide electronic brokerage services which we currently do not provide. These competitors include discount brokerage firms like Charles Schwab & Co., Inc., Quick & Reilly, Inc. and E*Trade Group, Inc. We also encounter competition from established full-commission brokerage firms as well as financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

         We believe that the principal competitive factors affecting the market for our brokerage services are speed and accuracy of order execution, price and reliability of trading systems, quality of client service, amount and timeliness of information provided, ease of use, and innovation. Based on management's experience and the number of accounts opened to date, we believe that we presently compete effectively with respect to each of these factors.

         A number of our competitors have significantly greater financial, technical, marketing and other resources. Some of our competitors also offer a wider range of services and financial products and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements, and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate  to  enhance  their  services  and  products.  We  expect  that  new competitors or alliances among competitors will emerge and may acquire significant market share.

         There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Government Regulation

Broker-Dealer Regulation

         The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

         We are also subject to regulation under state law. We are currently registered as a broker-dealer in 42 states including the District of Columbia. We have applications pending with the remaining 8 continental states and expect to be registered in every state (except Puerto Rico) by June 1999. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. The recent amendment, however, does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Net Capital Requirements; Liquidity

         As a registered broker-dealer and member of the NASD, we are subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts"), which reflect the possibility of a decline in the market value of an asset prior to disposition.

         Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

         The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates ("capital withdrawal") if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

         A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those of our operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict our ability to pay dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

         We are a member of SIPC which provides, in the event of the liquidation of a broker-dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances. Our clients are carried on the books and records of the Clearing Firm. The Clearing Firm has obtained $100 million of insurance for security positions and $100,000 for cash balances for the benefit of our clients' accounts that is supplemental to SIPC protection.

Additional Regulation

         Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies. Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. Finally, as our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that our company is required to qualify to do business as a foreign corporation in each such state and foreign country. While our company is currently registered as a broker-dealer in 42 states including the District of Columbia, we are qualified to do business as a foreign corporation in only a few states; failure by our company to qualify as a broker-dealer in other jurisdictions or as an out-of-state or "foreign" corporation in a jurisdiction where it is required to do so could subject our company to taxes and penalties for the failure to qualify. Our business could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the applications of existing laws and regulations to the Internet and other online services.

Employees

         We currently have 11 full-time employees, of which 7 are registered representatives and 2 of which are in management. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee relations to be excellent. We also have entered into independent contractor arrangements with other individuals on an as-needed basis to assist with programming and developing proprietary technologies.

Facilities

         Our principal executive offices are located in an approximately 3,000 square foot facility at 415 Madison Avenue, New York, New York 10017. This facility is occupied on a month to month basis without a lease, at a current annual rent of approximately $90,000.

Legal Proceedings

         We are not a party to any material proceedings.

                                   MANAGEMENT

         The following table sets forth the names, ages and positions held with respect to each Director and Executive Officer:


         Name                           Age           Position with the Company
         ------                         ---           -------------------------
         Joseph Ricupero                40            Chief Executive Officer,
                                                      Secretary and Director

         Joseph A. Genzardi             38            President


Joseph Ricupero - Chief Executive Officer, Secretary, Director and Financial Operations Officer - Series 7, 24, 27, 63

         Mr. Ricupero is the founder of America First Associates Corp. and is its Chief Executive Officer, Secretary and a Director. Until March 1999, Mr. Ricupero was also the President of America First Associates Corp. Mr. Ricupero has over 14 years of investment banking, brokerage, and trading experience. He has held positions with some of the securities industry leading firms, including Shearson Lehman. Mr. Ricupero has had hands on experience in numerous facets of the securities industry. As an investment banker, Mr. Ricupero was actively involved in analyzing, structuring, and placing a number of corporate finance deals including IPOs, private placements, and mergers and acquisitions mainly in the technology and information services field.

         Mr. Ricupero serves in a compliance supervisory capacity to ensure and enforce all regulatory agency rules as well as overseeing all trading activity at America First Associates Corp. Mr. Ricupero is educated on all the current regulations regarding trading procedure integration of the SEC order handling rules.

         Mr. Ricupero graduated from the State University of New York at Buffalo with a Bachelor of Science Degree in Finance and a Masters Degree in Business Administration in Accounting and Finance. He also holds General Principal and Financial Operations Principal licenses with the NASD.

Joseph A. Genzardi - President, Series 7, 24, 63

         Mr. Genzardi has been the President of America First Associates Corp. Since March 1999. Mr. Genzardi has over ten years experience in the securities industries as an individual and an institutional registered representative. From 1995 to 1997 Mr. Genzardi was Director of the Private Client Group and institutional sales at Brookehill Equities, Inc., a NASD member firm. While at Brookehill he managed accounts for both European and domestic institutions as well as high net worth investors. He also analyzed, structured, and raised capital for both private and public offerings, primarily in the technology and pharmaceutical fields.

         Between 1989 and 1995 he held positions of Managing Director of Landenburg, Thalmann & Co. Inc., a 110 year old investment bank, and Senior Vice President of Investments at Shearson Lehman Brothers.

         Mr. Genzardi began his career as a Senior Engineer for Abbott Transistor Labs, a California based military electronics company. Mr. Genzardi graduated from The University of Rhode Island with a Bachelor of Science Degree in Mechanical Engineering and is also a registered General Principal with the NASD.

         Directors hold their offices until the next annual meeting of our shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are currently no committees of the Board of Directors. Upon consummation of this offering, we intend to establish audit and compensation committees, each consisting of a majority of non-employee directors.

         Officers serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of our shareholders and until their successors have been chosen and qualified.

Director s' Compensation

         We do not currently pay our directors any fees for attending Board meetings.

Limitation on Liability of Directors

         As permitted by Delaware law, our Articles of Incorporation contain an article limiting the personal liability of directors. The Articles of Incorporation provide that each of our directors shall not be personally liable for monetary damages for a breach of fiduciary duty as director except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware Business Corporation Act, which prohibits the unlawful payment of dividends or the repurchase or redemption of stock, or (iv) for any transaction from which the director derived an improper personal benefit. This article is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of duty of care by a director.

Executive Compensation

         No officer or executive officer received annual compensation which exceeded $100,000 during the fiscal year ended December 31, 1998.

Employment Agreements
         We do not have any employment agreements with any of our employees.

1999 Stock Option Plan

         In April 1999, we adopted the Company's 1999 Stock Option Plan ("The Plan"). The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 5,000,000 shares of Common Stock may be granted from time to time to our key employees, officers, directors, advisors and independent consultants. As at the date of the this Prospectus, 500,000 Options have been granted, 250,000 to Joseph A. Genzardi and 250,000 to Neil H. Kalb, which Options are exercisable at $1.00 per share for a period of three years from the date of grant. No other Options have been granted to any other party.

         The Board of Directors is charged with administration of the Plan. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent o the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for incentive stock options ("ISOs") will not be less than 100% fair market value of a share of the Common Stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of our Common Stock.

         Options will be exercisable for a term determined by the Board which will not be less than one year. Options may be exercised only while the original grantee has a relationship with us or a subsidiary of ours which confers eligibility to be granted options or up to ninety (90) days after termination at the sole discretion of the Board. In the event of certain basic changes to the Company, including a change in control of the Company (as defined in the Plan) in the discretion of the Board, each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. Options may be exercised during the holder's lifetime only by the holder, his or her guardian or legal representative.

         Options granted pursuant to the Plan may be designated as ISOs, and are intended to have the tax benefits provided under Section 421 and 422A of the Internal Revenue Code of 1986. Accordingly, the benefits provides that the aggregate fair market value (determined at the time an ISO is granted) of the Common Stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all of our plans) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the shareholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

                      PRINCIPAL AND SELLING SECURITYHOLDERS

         The following table sets forth certain information at April 19, 1999 with respect to the beneficial ownership of Common Stock and Warrants by (i) each person known by us to be the owner of 5% or more of our outstanding Common Stock; (ii) by each Selling Securityholder; (iii) by each officer and director; and (iv) by all officers and directors as a group. Except as otherwise indicated below, each named beneficial owner has sole voting and investment power with respect to the shares of Common Stock listed.

                                      Shares of Common     Warrants Owned       Shares of Common     Warrants Owned
Name (3)                              Stock Owned Prior       Prior to            Stock Owned        After Offering
                                         to Offering          Offering        After Offering (1)(2)      (1)(2)
                                         -----------      ---------------      ------------------    --------------

Joseph Ricupero                          10,118,400                  0              10,118,400                0

Joseph A. Genzardi                                0            250,000                       0          250,000

Neil Kalb                                         0            250,000                       0          250,000

Randano Financing Corp.                     200,000            300,000                       0                0

Patril Holding                              200,000            300,000                       0                0

Fairchild Formations, Ltd.                  300,000            825,000                       0                0

Executive Fund, Inc.                        375,000            562,500                       0                0

Equivest Premier Holdings, Ltd.             250,000            375,000                       0                0

Windermere Fund, Inc.                       375,000            562,500                       0                0

Whitney Asset Management Company,           107,000            160,500                       0                0
Inc.

The Devonshire Fund                          25,000             37,500                       0                0

Hyman Schwartz                               50,000            450,000                       0                0

All Officers and Directors as a          10,118,400            500,000              10,118,400          500,000
Group (2 persons)

------------------------------------
(1) Assumes the sale of all of the shares and warrants owned by the Selling Securityholders.
(2) Does not include the sale of 18,000 shares and 27,000 warrants which are being sold in our private placement; the sale of those securities is expected to close in May 1999.
(3) The business address of all directors and executive officers is c/o the Company, 415 Madison Avenue, New York 10017.

                              CERTAIN TRANSACTIONS

         Between February 1999 and April 1999 we offered and sold an aggregate of 1,899,600 shares of our common stock and 3,600,000 Warrants in two private placements. In one of our private placements we offered and sold 3,000 Units at a price of $600 per Unit. Each Unit consisted of 1 share of stock and one Warrant exercisable at a price of $5.00. Of the 3,000 Units offered and sold, we closed on the sale of 2,982 Units; the sale of the remaining 18 Units will close in May 1999. In the other private placement, we offered and sold 2 Units at a price of $50,000 per Unit. Each of those Units consisted of 83 shares of stock and a total of 750 Warrants, of which 250 were Class A Warrants, 83 were Class B Warrants and 417 Class C Warrants.

         In March 1999, the Company issued 16,000 shares (9,600,000 Shares post split) to our Chief Executive Officer in exchange for $65,248 shareholder contribution received in October 1998.

         In March 1999, our Chief Executive Officer returned 136 shares (81,600 Shares post split) to the Company for cancellation. No compensation was paid by us for the return of such shares.

         In March 1999, we amended our Certificate of Incorporation to increase our authorized capital from 20,000 shares of common stock, $.01 par value to 20,000,000 shares of common stock, $.001 par value. In connection with our amendment, we forward split our shares on a 600-for-1 basis so that each holder of a share and each holder of a warrant received 600 shares or 600 warrants for each share or warrant held.

                          DESCRIPTION OF CAPITAL STOCK

         After this offering, our authorized capital stock will consist of 20,000,000 shares of common stock, par value $0.001 per share, 12,018,000 of which will be outstanding.

Common Stock

         Each holder of common stock on the applicable record date is entitled to receive the dividends declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities.

         Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to this stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, fully paid and nonassessable.

Warrants

         Each of the 300,000 Class A Warrants, 99,600 Class B Warrants and 3,200,400 Class C Warrants allow the holders to acquire shares of common stock from us at a price of $1.00 per share, $2.50 per share and $5.00 per share for a period of three years commencing on the earlier of September 10, 1999 or the effective date of this Prospectus. The exercise price and number of shares of common stock or other securities issuable on exercise of the warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. However, the warrants are not subject to adjustment for issuances of common stock at prices below the exercise price of the warrants. Reference is made to the Warrant Agreement (which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part) for a complete description of the terms and conditions of the Warrants.

Transfer Agent

         The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering, we will have 12,018,000 shares of common stock outstanding. Of these shares, the 1,899,600 shares of common stock being registered under this Registration Statement will be freely tradable without restriction under the Securities Act. The remaining 10,118,400 shares of common stock will be "restricted securities" as defined in Rule 144 and will become eligible for public sale subject to the restrictions of Rule 144 commencing one year from their issuance. All of the 10,118,400 restricted shares have been owned by Joseph Ricupero for a period of greater than one year. Accordingly, the shares owned by Mr. Ricupero may be eligible for sale under Rule 144.

         In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted shares" (as that phrase is defined in Rule 144) were acquired from us and the date they were acquired from an "affiliate" of ours, as that term is defined in Rule 144 (an "Affiliate"), then the holder of the restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock during the four calendar weeks preceding the sale. The holder may only sell the shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of the sales, notices of the sales and the availability of current public information concerning us. An Affiliate may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

         Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from us and the date they were acquired from an Affiliate, as applicable, a holder of these restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

         We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the common stock in the public market, or the perception that these sales may occur, could adversely affect prevailing market prices.


                SELLING SECURITYHOLDERS AND PLAN OF DISTRIBUTION

         The Selling Securityholders have advised the Company that sales of the Selling Securityholders' Securities may be effected from time to time by themselves, their pledgees and/or their donees, in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Selling Securityholders' Securities, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Securityholders, their pledgees and/or their donees, may effect such transactions by selling the Selling Securityholders' Securities directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of Selling Securityholders' Securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The Selling Securityholders, their pledgees and/or their donees, and any broker-dealers that act in connection with the sale of the Selling Securityholders' Securities as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the Selling Securityholders' Securities as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders' Securities being registered on behalf of the Selling Securityholders are restricted securities while held by the Selling Securityholders and the resale of such securities by the Selling Securityholders is subject to the prospectus delivery and other requirements of the Act. The Selling Securityholders, their pledgees and/or their donees, may agree to indemnify any agent, dealer or broker- dealer that participates in transactions involving sales of the Selling Securityholders' Securities against certain liabilities, including liabilities arising under the Securities Act. We will not receive any proceeds from the sale of the Selling Securityholders' Securities by the Selling Securityholders. Sales of the Selling Securityholders' Securities by the Selling Securityholders, or even the potential of such sales, would likely have an adverse effect on the market price of our common stock.

         At the time a particular offer of any securities is made by or on behalf of the Selling Securityholders, to the extent required, a prospectus supplement will be distributed which will set forth the number of shares being offered and the terms of the offering, including the names or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

         Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations thereto, any person engaged in distribution of our common stock offered by this Prospectus may not simultaneously engage in market-making activities with respect our securities during the applicable "cooling off" period prior to the commencement of such distribution. In addition, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M and Rule 10b-7, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of our securities by the Selling Securityholders.

         The following table sets forth certain information with respect to persons for whom we are registering the Selling Securityholders' Securities for resale to the public. We will not receive any of the proceeds from the sale of the Selling Securityholders' Securities. Beneficial ownership of the Selling Securityholders' Securities by such Selling Securityholders after the Offering will depend on the number of Selling Securityholders' Shares sold by each Selling Securityholder. The securities held by the Selling Securityholders are restricted securities while held by such Selling Securityholders and the resale of such securities by the Selling Securityholders is subject to prospectus delivery and other requirements of the Act. The Selling Securityholders' Securities offered by the Selling Securityholders are not being underwritten.

                                  LEGAL MATTERS

         Lampert, Lampert & Ference, New York, New York will give an opinion regarding the validity of the common stock offered under this Prospectus.

                                     EXPERT

         The statements of our financial condition as of December 31, 1997 and December 31, 1998 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended included in this Prospectus and incorporated by reference in the Registration Statement, have been audited by, Kaufmann, Gallucci & Company, LLC, independent auditors, as stated in their report appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a Registration Statement containing this Prospectus and encompassing any amendments thereto on Form SB-2 pursuant to the Securities Act with respect to the common stock being offered in this offering. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by SEC rules and regulations. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any contract, agreement or other document filed as an exhibit to the Registration Statement, please refer to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by reference to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof.

         The Registration Statement filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of those filings can be obtained from the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the website that the SEC maintains at http://www.sec.gov. You may also call the SEC at 1-800-SEC-0330 for more information.

         As of the date of this Prospectus, we will become subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission set forth above, and copies of these material can be obtained from the Commission's Public Reference Section at prescribed rates. We intend to furnish our shareholders with annual reports containing audited financial statements and any other periodic reports we deem appropriate or as may be required by law.

                         America First Associates Corp.

                              Financial Statements

                     Years ended December 31, 1998 and 1997
                                       and
               For the First Quarter ended March 31, 1999 and 1998



                                    Contents



Report of Independent Auditors.....................................    F-2
Statement of Financial Condition ..................................    F-3
Statement of Operation ............................................    F-4
Statement of Changes in Stockholders' Equity ......................    F-5
Statement of Cash Flow ............................................    F-6
Notes to Financial Statements .....................................    F-7

                         Report of Independent Auditors

To the Board of Directors and Shareholder of America First Associates Corp.

         We have audited the accompanying statements of financial condition of America First Associates Corp. as of. December 31, 1998 and 1997 and the related statements of operations, changes in shareholders' equity, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. as of December 31, 1998 and 1997, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.


                                         Kaufmann & Company, P.C.
                                         (now Kaufmann, Gallucci & Company LLP)
                                         New York, New York

February 20, 1998 as to
financial statements dated December 31, 1997

January 29, 1999 as to
financial statements dated December 31, 1998

                         America First Associates Corp.

                        Statement of Financial Condition

                      For Year Ended December 31, 1998 and
                 1997, and For the Quarter ended March 31, 1999

                                                                              March 31, 1999   December 31, 1998   December 31, 1997
                                                                                Unaudited         Audited               Audited
                                                                               -----------     -------------       -----------------
Assets
Cash and cash equivalents (including cash at clearing broker)................  $ 1,962,090       $  192,447            $289,343
Receivable from clearing broker..............................................            -            6,058               7,455
Deposit with clearing broker.................................................       51,794           51,378              52,082
Securities owned, at market or fair value....................................       24,082           14,002             132,022
Office furniture and equipment, net of accumulated depreciation                      6,839            7,504              10,164
   and amortization of $8,123, $7,458 in 1999, 1998 and 1997, respectively ..
Organizational costs, net of accumulated amortization                                5,089            6,107              10,178
  $15,268; $14,250; $10,178, in 1999, 1998, and 1997 respectively............
Prepaid expenses.............................................................            -           10,837                   -
Other assets.................................................................       14,918           14,918              14,918
                                                                               ------------      -----------           ---------
Total Assets.................................................................  $ 2,064,812       $  303,251             516,162
                                                                               ============      ===========           =========


Liabilities and shareholder's equity
Liabilities:
   Accounts payable and accrued expenses.....................................  $         -       $   13,090            $ 45,400
   Payable to shareholders'..................................................            -                -              90,248
   Cash overdraft............................................................            -            9,611               7,875
   Securities sold, not yet purchased........................................        1,669            1,246               1,250
   Income tax payable........................................................            -                -                 415
   Long term liabilities.....................................................            -                -                   -
                                                                               ------------      -----------          ---------
Total Liabilities............................................................  $     1,669       $   23,947            $145,188


Commitments
Shareholders' equity:
   Common stock, $.01 par value, 20,0000 shares authorized,
      1,000 shares issued and outstanding as of
      December 31, 1998 and 1997.
      Common stock,  $.001 par value  20,000,000
      shares  authorized  12,000,000
      Issued and outstanding as of March  31, 1999...........................       12,000               10                  10
Additional paid-in capital...................................................    2,100,248          230,238             164,990
Retained earnings............................................................      (49,105)          49,056             205,974
                                                                               ------------      -----------          ---------
Total shareholders' equity...................................................    2,063,143          279,304             370,974
                                                                               ------------      -----------          ---------
Total liabilities and shareholders' equity...................................  $ 2,064,812       $  303,251            $516,162
                                                                               ============      ===========          =========


                         America First Associates Corp.


                             Statement of Operations

                 For the Years Ended December 31, 1998 and 1997
                                       and
                  For the Quarter Ended March 31, 1999 and 1998

                                         Year ended December 31  First Quarter Ended March
                                        -----------------------  -------------------------
                                           1998         1997       1999          1998
                                        ---------     --------   ---------    ---------
                                         Audited      Audited   Unaudited    Unaudited
Revenues:
   Commissions, net of clearing costs   $  73,988    $ 221,908   $   9,188    $   4,097
   Syndicate income .................      16,346      265,996          --           --
   Trading gains, net ...............      94,976      318,320       7,251      110,365
   Interest and other income ........      29,157       22,029       4,552        5,562
                                        ---------    ---------   ---------    ---------
Total Revenues ......................     214,467      828,253      20,992      120,024

Expenses:
   Employee compensation and benefits      83,739      212,424      32,934       22,229
   Occupancy and equipment rental ...      90,074       82,567      22,518       22,518
   Insurance ........................      35,280       26,818       8,486       11,238
   Office supplies and expenses .....      26,467       25,094       1,175        3,424
   Consulting and professional fees .      18,840       79,497      19,849          150
   Travel and entertainment .........      15,432       35,220       4,157       10,576
   Regulatory and registration fees .      14,717       29,129      16,098        5,077
   Communications and data processing      10,940       57,693       6,355        1,729
   Depreciation and amortization ....       6,731        6,731       1,683        1,683
   Other expenses ...................      47,061       49,346       5,573       19,983
                                        ---------    ---------   ---------    ---------
Total expenses ......................     349,281      604,519     118,828       98,607
                                        ---------    ---------   ---------    ---------

Income (loss) before income taxes ...    (134,804)     223,734     (97,836)      21,417
Provision for income taxes ..........         632        3,036         325        1,047
                                        ---------    ---------   ---------    ---------
Net income (loss) ...................   $(135,436)   $ 220,698   $ (98,161)   $  20,370
                                        =========    =========   =========    =========


                         America First Associates Corp.

                  Statement of Changes in Shareholders' Equity

                    For Year Ended December 31, 1998 and 1997
                                       and
                      For the Quarter Ended March 31, 1999

                                                       Common           Paid-in       Retained      Shareholder's
                                                        Stock           Capital       Earnings         Equity
                                                  --------------   --------------   -------------  -------------
December 31, 1997
Balance, January 1, 1997                          $           10   $     164,990    $    184,058   $    349,058
   Net income                                                                            220,698        220,698
   Shareholder distribution                                                             (198,782)      (198,782)
                                                  --------------   -------------    ------------   ------------
Balance, December 31, 1997                        $           10   $     164,990         205,974        370,974
                                                  ==============   ==============   =============  =============


December 31, 1998
Balance, January 1, 1998                          $           10   $     164,990         205,974        370,974
   Shareholder contribution                                               65,248                         65,248
   Net loss                                                                             (135,436)      (135,436)
   Shareholder distribution                                                              (21,482)       (21,482)
                                                  --------------   -------------    ------------   ------------
Balance, December 31, 1998                        $           10   $     230,238    $     49,056   $    279,304
                                                  ==============   ==============   =============  =============


March 31, 1999, Unaudited
Balance, December 31, 1998                        $           10   $     230,238    $     49,056   $    279,304
   Issuance of common stock                               11,990       1,870,010                      1,882,000
   Net loss                                                                              (98,161)       (98,161)
                                                  --------------   -------------    ------------   ------------
Balance, March 31, 1999                           $      12,0000   $   2,100,248    $    (49,105)     2,063,143
                                                  ==============   ==============   =============  =============

                         America First Associates Corp.

                             Statement of Cash Flows

                         For the Period Ended March 31,
                 1999 and Year Ended December 31, 1998 and 1997


                                                                                      1999           1998           1997
                                                                                   -----------    -----------    -----------
                                                                                    Unaudited       Audited        Audited

Cash flows from operating activities                                               $   (98,161)   $  (135,436)   $   220,698
Net income (loss)
Adjustments  to  reconcile  net  income  (loss)
   to net cash  used in  operating activities:
   Depreciation and amortization                                                         1,682          6,731          6,731
   Changes in assets and liabilities:
      (Increase) Decrease in operating assets:
      Receivable from clearing organization                                            198,505         98,293        184,593
      Deposit with clearing organization                                                  (416)           704         (1,421)
      Securities owned                                                                 (10,080)       118,020       (132,022)
      Prepaid expenses                                                                  10,837        (10,837)          --
      Other assets                                                                        (117)          --
   Increase (decrease) in operating liabilities:
      Payable to shareholder                                                              --          (25,000)        90,248
      Securities sold, not yet purchased                                                   423             (4)       (79,375)

      Income taxes payable                                                                --             (415)        (2,685)
      Accounts payable and accrued expenses                                            (13,090)       (32,310)       (68,452)
                                                                                   -----------    -----------    -----------
Net cash used in operating activities                                                   89,583         19,746        220,347

Cash flows from financing activities
  Issuance of common stock                                                           1,882,000           --             --
  Shareholder distribution                                                                --          (21,482)      (198,782)
                                                                                   -----------    -----------    -----------
Net cash provided by financing activities                                            1,882,000        (21,482)      (198,782)
                                                                                   -----------    -----------    -----------

Net increase (decrease) in cash                                                      1,971,583         (1,736)        21,565
Cash (overdraft) at January 1, 1999, 1998, and 1997                                     (9,611)        (7,875)       (29,440)
                                                                                   -----------    -----------    -----------
Cash and cash equivalents at March 31, 1999 and year ended                         $ 1,961,972    $    (9,611)   $    (7,875)
December 31, 1998 and 1997
                                                                                   ===========    ===========    ===========

Supplemental cash flow disclosure:
    Income tax payments                                                            $       325    $     1,047    $     3,036
    Interest payments                                                                        -              -          6,731

Other non-cash transactions:
    Capitalization of payable to shareholder                                       $          -   $    65,248    $         -


                         America First Associates Corp.

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997

1.    Organization and Nature of Business

         America First Associates Corp. ("the Company") was incorporated in the State of Delaware on February 23, 1995, and received authorization to engage in the general business of a broker or dealer in securities and began operations during November, 1995. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

         The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and accordingly operates under the exemptive provisions of SEC Rulec3-3 (k)(2)(ii).

2.    Significant Accounting Policies

Securities Transactions, Revenues, and Related Expenses:

         Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day settlement basis. Revenues and expenses would not be materially different if reported on a trade date basis.

Securities Owned and Sold, Not Yet Purchased:

         Securities owned and money market funds are stated at quoted market values with the resulting unrealized gains reflected in the statement of operations.

         Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

Property and Equipment:

         Office furniture and equipment are depreciated on a straight line basis over their estimated useful lives.

Organizational Costs:

         Deferred organizational costs consists of expenses relating to the formation of the Company. Prior to January 1, 1999, these costs were being amortized over a 60 month period. In January 1999, the Company is required to adopt Statement of Position 98-5 "Reporting on the costs of start-up activities" which will result in the expense, effective January 1999, of the remaining balance of $6,107.

Use of Estimates:

         The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Receivable from and Deposit with Clearing Organization:

         The receivable from clearing organization primarily represents a net amount due between securities purchased and sold and commissions receivable due to the Company for customer trades.

         As stated above, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. Subsequent to the balance sheet dates, all unsettled trades were settled with no resulting liability to the Company.

Income Taxes:

         For income tax purposes as of December 31, 1998 and 1997, the shareholder elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York Corporate Tax Law.

         Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. However, New York State imposes a franchise tax based upon the difference between the maximum tax, which ever is greater. For 1998 and 1997, the New York State tax provision consisted of a minimum tax of $325.

         New York City Administrative Code does not recognize S Corporation status. The provision for estimated New York City taxes of $300 and $2,711 is reflected in the financial states at December 31, 1998 and 1997, respectively.

4.    Commitments

         The Company leases office space under a sublease agreement expiring June 30, 1998. Annual rent payments were $90,072 and $82,567 for the years ended December 31, 1998 and 1997, respectively.

5.    Net Capital Requirement

         The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 1998 and 1997, the Company had net capital of $236,592 and $222,687, which was $136,592 and $122,687, respectively, in excess of its required net capital of $100,000. The Company's net capital ratio was .09 to 1 and .65 to 1 at December 31, 1998 and 1997, respectively.

         Since all customer transactions are cleared through another broker-dealer on a fully-disclosed basis, the Company is not required to maintain a separated bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.


6.    Concentration of Credit Risk:

         As a  securities  broker,  the  Company  will be  engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

         The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to liquidated the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7.    Subsequent Events (Unaudited)

         For income tax purposes as of February 28, 1999, the shareholders have elected that the Company be treated as a "C" corporation under the Internal Revenue code and as a Small Business Corporation under New York Corporate Tax Law.

         In March 1999, the Board of Directors approved the issuance of 3,136 shares of the Company's common stock in a private placement offering. The common stock was issued at a price of $600 per share (total gross proceeds of $1,882,000). During this period, 16,000 shares were issued to Joseph Ricupero, in exchange for $65,248 shareholder contribution received in October 1998, of which 136 shares were returned to the Company. Subsequent to the issuance of common stock, the board of directors agreed to amend the Company's certificate of incorporation to, (i) a 600 to 1 forward split on 20,000 shares outstanding, and (ii) increase the authorized number of shares of common stock to 20,000,000.

No dealer,  salesman or any other person has      AMERICA FIRST ASSOCIATES CORP.
been  authorized to give any  information or
to make any representations other than those
contained in this  prospectus  in connection      1,899,600  Shares of Common
with the offering  contained herein,  and if      Stock,  and 3,600,000 shares
given   or   made,   such   information   or      of Common  Stock  underlying
representations  must  not be  relied  upon.      the Warrants which may be sold
This prospectus does not constitute an offer      from  time to time by the
to sell or a solicitation of an offer to buy      Selling Securityholders.
any of the securities offered hereby in any state to any person to whom it is unlawful to make such an offer. The delivery of this prospectus at any time does not imply that the information stated is correct as of any time subsequent to the date hereof.




      --------------------------


          TABLE OF CONTENTS


                                         Page
ADDITIONAL INFORMATION ...............

PROSPECTUS SUMMARY ...................

RISK FACTORS .........................

DIVIDEND POLICY ......................
                                                        -------------------
DILUTION .............................                       PROSPECTUS
                                                        -------------------
USE OF PROCEEDS ......................

CAPITALIZATION .......................

BUSINESS  ............................

MANAGEMENT  ..........................

PRINCIPAL STOCKHOLDERS  ..............

DESCRIPTION OF SECURITIES  ...........

SHARES ELIGIBLE FOR
FUTURE SALE ..........................

CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS  ................

UNDERWRITING .........................

LEGAL OPINIONS .......................

EXPERTS  .............................

INDEX TO FINANCIAL STATEMENTS ........    F-1

Until , 1999 (90 days after the date of this
prospectus)     all    dealers     effecting
transactions  in the registered  securities,
whether   or  not   participating   in  this
distribution,  may be  required to deliver a
prospectus.  This  is  in  addition  to  the
obligation   of   dealers   to   deliver   a
prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
Information Not Required in Prospectus

Item 24.  Indemnification of Directors and Officers.

         As permitted under the Delaware Corporation Law, the Company's Certificate of Incorporation and By-laws provide for indemnification of a director or officer under certain circumstances against reasonable expenses, including attorneys fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, the Company's charter documents provide for the elimination of directors' liability to the Company or its stockholders for monetary damages except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the Securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication by such court of such issue.

Item 25.       Other Expenses of Issuance and Distribution

               SEC Registration Fee                                $   6,363
               Printing and Engraving                                  8,000(1)
               Legal Fees                                             40,000(1)
               Accounting                                              2,000(1)
               Transfer Agent and Warrant Agent Fees                   2,500(1)
               Blue Sky Fee Expenses                                  10,000(1)
               Miscellaneous                                           1,137(1)

               Total                                               $  70,000
                                                                   =============
------------------------
(1) Estimated.

Item 26.  Recent Sales of Unregistered Securities.

         The following issuance of shares of Common Stock were exempt from registration under the Securities Act, in reliance upon the exemption afforded by Section 4(2) of the Securities Act for transactions not involving a public offering. All certificates evidencing such sales bear an appropriate restrictive legend.

         We effected a private placement offering in March - May, 1999. We sold a total of 1,899,600 shares of common stock and 3,600,000 Warrants for aggregate consideration of $1,900,000. Item 27. Exhibits.

         The following exhibits are being filed with this Registration Statement on Form SB-2.

  3.1    -   Certificate of Incorporation of the Company and Amendment thereto.
  3.2    -   By-Laws of the Company.
  4.1    -   Specimen Common Stock Certificate.
  4.2    -   Specimen Warrant Certificate.
  4.3    -   Form of Warrant Agreement between the Company and Continental
             Stock Transfer & Trust Company.
  5.0    -   Opinion of Lampert & Lampert.
 10.1    -   The Company's Senior Management Incentive Plan.
 10.2    -   Clearing Agreement
 23.1    -   Consent of Kaufmann, Gallucci & Company, LLC
 23.2    -   Consent of Lampert, Lampert & Ference, Esqs., is contained in their opinion filed as exhibit 5.0 to this Registration Statement.

Item 28.  Undertakings.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a Post-Effective Amendment to this Registration Statement;

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including but not limited to any addition or deletion of a managing Underwriter.

         (2) That, for the purpose of determining any liability under the Securities Act, each such Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of Post-Effective Amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to provide to the Underwriters at the Closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. See Item 24.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on the day of April, 1999.


                                        AMERICA FIRST ASSOCIATES CORP.



                                 By:    /s/ Joseph Ricupero
                                        -------------------
                                        Joseph Ricupero, Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.






/s/ Joseph Ricupero
----------------------
Joseph Ricupero                  Chief Executive Officer, Secretary
                                          and Director                04/08/99
                                  (Principal Executive Officer and
                                     Principal Financial Officer


/s/ Joseph A. Genzardi
----------------------
Joseph A. Genzardi                         President                  04/08/99